Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER OF FISCAL 2011 (Three and Nine Month Periods Ended April 30, 2011)

The following information should be read in conjunction with Helix BioPharma Corp.’s (the “Company” or “Helix”) unaudited interim consolidated financial statements and note disclosure for the three and nine month periods ended April 30, 2011, which has been prepared in accordance with Canadian generally accepted accounting principles. In addition, this information should also be read in conjunction with the Company’s consolidated financial statements and related note disclosure and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended July 31, 2010, which have also been prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise noted.

Additional information relating to the Company, including our Annual Information Form in the form of a Form 20-F for the Company’s fiscal year ended July 31, 2010, is available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of U.S. and Canadian securities laws. Forward-looking statements are statements and information that are not historical facts but instead include financial projections and estimates; statements regarding plans, goals, objectives, intentions and expectations with respect to the Company’s future business, operations, research and development; and other information in future periods. Forward-looking statements include, without limitation, statements concerning (i) the Company’s planned development programs for Topical Interferon Alpha-2b and L-DOS47, including but not limited to, the Company’s focus on its two drug candidates, L-DOS47 and Topical Interferon Alpha-2b, its planned future U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47, its planned future U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), including seeking strategic partner support for such trials and its planned additional investigative new drug application (“IND”) “clinical hold” response information filing, indications and therapeutic and market opportunities for the two drug candidates, the nature, design and timing of future clinical trials and commercialization plans; (ii) future expenditures and sufficiency of the Company’s cash reserves and expected cash flow from operations; (iii) future financing requirements, the seeking of additional funding and anticipated future revenue and operating losses; and (v) accounting policies for future application. Forward-looking statements can be identified by the use of forward-looking terminology such as “expects”, “plans”, “designed to”, “potential”, “is developing”, “believe”, “intends”, “continues”, “opportunities”, “anticipated”, “2011”, “next”, “ongoing”, “wishes”, “pursue”, “to seek”, “objective”, “estimate”, “future”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will”, “may”, “could”, “would”, or “should” occur or be achieved.

Forward-looking statements are statements about the future and are inherently uncertain, and are necessarily based upon a number of estimates and assumptions that are also uncertain. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes. Certain material factors, estimates or assumptions are applied in making forward-looking statements, including, but not limited to, the safety and efficacy of our drug product candidates; the timely receipt of additional data regarding Topical Interferon Alpha-2b; that no adverse events will occur in connection with our clinical studies; the timely provision of services or other performance of contracts by third parties; future revenue and costs, and receipt of required regulatory approvals, necessary financing and strategic partner support.

The Company’s actual results could differ materially from those anticipated in the forward-looking statements contained in this MD&A as a result of numerous known and unknown risks and uncertainties, including those referred to later in this MD&A under the heading “Risks and Uncertainties”, and elsewhere in this MD&A, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Certain of these risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest Form 20-F and other reports filed with the Canadian securities regulatory authorities from time to time at www.sedar.com, and with the SEC at www.sec.gov. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

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OVERVIEW

Helix BioPharma Corp. is a Canadian biopharmaceutical company focused on cancer therapy. The Company is actively developing products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives include its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. Our research and development activities are currently being financed primarily by the issuance of our common shares. Ongoing revenue consists of product revenue from the distribution in Canada primarily of Klean-Prep™1, Orthovisc®1 and Monovisc™1. The Company commenced distribution of Monovisc™ in the first quarter of fiscal 2010. Until December 1, 2010, the Company also received royalty payments from Helsinn-Birex Pharmaceuticals Limited (“Helsinn”) relating to its license of the Company’s Klean-Prep™ technology. On December 1, 2010 the Company entered into an agreement to assign certain international Klean-Prep™ rights to Helsinn. Upon closing, Helsinn paid Helix a sum of 1 million Euros in exchange for the world-wide rights, title and interest in Klean-Prep™, excluding the U.S. and Canada. Under the agreement Helsinn was also given the ability to purchase the U.S. rights to Klean-Prep™ for 900,000 Euros if it achieves the U.S. commercialization of Klean-Prep™ by December 2012 and if it makes all the set installments totalling 900,000 Euros in accordance with a pre-determined schedule to start immediately following the U.S. commercialization of Klean-Prep™. The agreements with Helsinn are effective December 1, 2010 and as a result, Helix no longer earns royalty revenue associated with Klean-Prep™.

As the majority of the Company’s resources are focused on two emerging drug products in the development stage, the Company expects to incur additional losses for the foreseeable future and will require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research and development programs, protect its intellectual property, obtain strategic partner support and finance its cash requirements on an ongoing basis. The Company’s current capital resources are insufficient to execute all of its planned clinical trials, consisting of the planned U.S. Phase I and Polish Phase I/II clinical studies for L-DOS47 and the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions), referred to below. Helix received approval by the U.S. FDA on February 7, 2011 to conduct its planned U.S. Phase I clinical study with L-DOS47, and on February 24, 2011 filed a clinical trial application (“CTA”) with the Central Register of Clinical Trials at the Polish Ministry of Health seeking approval to perform its planned Polish Phase I/II clinical study. The CTA review is ongoing. The Company plans to prioritize its current capital resources to initiating this study as well as its recently approved U.S. Phase I study. The Company will require additional capital in order to see both studies through to completion. If the amount of capital raised is insufficient to fund all of the Company’s research and development initiatives, management will be required to delay or discontinue one or more of its product development programs. It is not possible to predict the outcome of future research and development activities or the financing thereof. See Liquidity and Capital Resources below.

Discussed below is a summary of the current research and development stage of each of L-DOS47 and Topical Interferon Alpha-2b, and the next steps the Company currently plans to undertake for each drug candidate. Please see the Company’s recently filed fiscal 2010 Form 20-F at www.sedar.com and at www.sec.gov for a further discussion of these drug candidates. As both drug candidates are in the early stages of development and their continued development will depend on successfully reaching a number of milestones over the next several years, it is not possible at this time to estimate costs and timing to commercial production and distribution or whether commercial production and distribution will occur at all.

The Company expects that its growth and future prospects will be largely dependent on the success of one or both of its drug candidates, L-DOS47 and Topical Interferon Alpha-2b. The Company is more focused on their development and is channeling substantially more of its resources toward these candidates than it is on expanding its current revenue-generating activities. Nonetheless, we plan to continue such activities and to expand them as opportunities to do so arise.

DOS47 – A broad anti-cancer therapeutic candidate
DOS47 was conceived to offer a novel approach to cancer therapy by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. DOS47 is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, we believe DOS47 will modify the microenvironmental conditions of cancerous cells in a manner that leads to their death.

Among these theorized effects, we believe that DOS47 will stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. The local production of ammonia at the site of cancerous tissues is thought by us to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions. In addition, we believe the enzymatic action of urease at the site of cancerous cells is believed to be repetitive and sustainable due to the plentiful supply of urea that is furnished by the body. Urease is isolated by Helix’s contract manufacturer,

1 Klean-Prep® is a registered trademark in Canada of Helix BioPharma Corp. Orthovisc® and Monovisc™ are trademarks of Anika Therapeutics, Inc.

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BioVectra Inc. (“Biovectra”), from a naturally occurring plant, jack beans. Helix and BioVectra have entered into a new agreement for the production of a second manufacturing batch of L-DOS47.

The Company has been awarded two DOS47-related patents from the U.S. patent office, both of which will expire in 2024. The Company has also been awarded 9 patents internationally. The issued patents cover the use of targeted DOS47-based therapeutics alone and combined with certain weakly basic chemotherapeutic drugs in adjunct treatment applications. Helix intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics and/or chemoradiation regimens, with a view to maximizing its DOS47 commercialization potential.

Helix continues to explore opportunities to expand its product pipeline with new DOS47-based therapeutics pending the identification of further tumor targeting agents, such as the non-small cell lung cancer-specific antibody component of L-DOS47. The Company is exploring antibodies that target tumor vasculature and antigens that might be important for pancreatic cancer. The Company has prepared laboratory-scale DOS47 immunoconjugate product candidates and continues to conduct in vitro and pilot animal efficacy research studies with these product candidates. The Company has not yet initiated formal preclinical investigations with these new DOS47 immunoconjugate product candidates, pending the outcome of its ongoing research studies and the need for further capital before doing so.

L-DOS47
L-DOS47 is the first targeted therapeutic immunoconjugate under development based upon Helix’s DOS47 technology. Helix’s L-DOS47 is a new drug in development that is intended to offer an innovative approach to the first-line treatment of inoperable, locally advanced, recurrent or metastatic non-small cell lung cancer (“NSCLC”).

L-DOS47 is designed to act in a targeted manner, affecting NSCLC cells and predominantly those of the adenocarcinoma type, preferentially over any other cells in the body. In order to do this, the L-DOS47 drug molecule includes a highly specialized camelid-derived single domain antibody, designed to identify a unique CEACAM6 antigenic site predominantly associated with NSCLC cells. In 2005, Helix entered into a worldwide exclusive license with Canada’s National Research Council (“NRC”), through which it obtained the rights to combine this antibody with Helix’s DOS47 technology. Helix has certain royalty and milestone payment obligations pursuant to the license agreement. A more detailed description of this agreement can be found in the Company’s fiscal 2010 Form 20-F. A patent application in respect of the antibody has been filed in Canada, the United States and other countries. As announced on March 2, 2011, the NRC has been granted a U.S. patent in respect of the antibody.

Helix received approval by the U.S. FDA on February 7, 2011 to conduct its planned U.S. Phase I clinical study with L-DOS47, and on February 24, 2011 filed a clinical trial application (“CTA”) with the Central Register of Clinical Trials at the Polish Ministry of Health seeking approval to perform its planned Polish Phase I/II clinical study. The CTA review is ongoing.

The U.S. Phase I study will be primarily a safety study in patients with refractory solid tumours of any type. The Polish Phase I/II study, by comparison, subject to regulatory approval, is expected to be a more sophisticated, multi-arm safety and preliminary efficacy study in patients with stage III/IV NSCLC. Both studies will be of an open-label design, allowing for periodic status updates through the course of the studies. In the case of the Phase I/II study, Helix plans to study the effects of L-DOS47 alone as a monotherapy, as well as in adjunct/combination regimens with common chemotherapy (i.e., vinorelbine with or without cisplatin) and common radiation therapy. These two studies are intended to demonstrate valuable safety and proof-of-concept efficacy data for L-DOS47, if successful, across a range of potential therapeutic applications for potential future expanded clinical testing. Helix believes that L-DOS47 may also prove to have utility in neoadjuvant and/or adjuvant therapeutic applications; however, no such clinical testing is planned currently.

Assuming the Polish CTA is approved in a timely fashion, and as stated above, the Company plans to prioritize its current capital resources to at least initiate these two studies, even though it will require additional capital in order to see both studies through to completion. Remaining regulatory approval or raising sufficient capital is not assured. Over the past quarter, the Company has gathered the required third-party service provider costing proposals to execute its planned Polish Phase I/II study, and it has committed the funds necessary to commence this study pending regulatory approval to do so. The Company is still in the process of gathering the required third-party service provider costing proposals to execute its planned U.S. Phase I study and, therefore, it has not yet committed the funds necessary to do so. Based upon its discussions with the third-party service providers required to execute both studies, the Company has refined its study timeline estimates, and now estimates that its planned U.S. Phase I and Polish Phase I/II studies will have durations of not less than 30 and 36 months after commencement of patient enrolment, respectively, followed by analysis and reporting of the study results in each case. These estimates are based on a number of assumptions, including without limitation, that the Company will obtain the requisite financing to complete the studies in a timely manner, and the studies will be completed in accordance with current schedules. There can be no assurance that any of these assumptions will be realized, or that other risks and uncertainties will not occur, and the actual duration of the studies could differ materially from the current estimates. See also “Risks and Uncertainties".

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Helix’s objective for the commercialization of L-DOS47 is to enter into a strategic alliance with an appropriate pharmaceutical company at some point in the future. Helix plans to endeavor to generate value-adding Phase I/II “proof-of-concept” clinical findings, as described above, demonstrating the safety and efficacy of L-DOS47 in patients to strengthen potential strategic alliance deal terms.

Topical Interferon Alpha-2b
Helix is developing Topical Interferon Alpha-2b for the treatment of certain skin/mucosal lesions caused by Human Papilloma Virus (“HPV”) infections. HPV is one of the most common sexually transmitted infections and is linked to a variety of cancers.

Helix’s Topical Interferon Alpha-2b formulation incorporates the Company’s patented Biphasix™ technology. The BiphasixTM technology is designed to facilitate the delivery of macromolecules such as interferon alpha-2b across the surface of skin/mucosal tissues. Topical Interferon Alpha-2b is designed to deliver interferon alpha-2b therapy to the basal epidermal layer, combating HPV infections where they would otherwise cause abnormal cellular proliferation.

Human leukocyte-derived interferon alpha-2b is a well-established recombinantly produced drug therapy with potent antiviral effects that is available today in injectable preparations only. Helix’s Topical Interferon Alpha-2b is intended to offer a superior cream dosage form of interferon alpha-2b for dermatological applications.

In December 2000, the Company signed an agreement with Schering Corporation (“Schering”), granting it the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha. Schering’s option may be exercised at any time up to 60 days following the successful completion of Phase III clinical trials. Included in the option agreement are terms for the grant of a license to Schering for the life of the associated patents, which provides for milestone payments and royalties on Topical Interferon Alpha-2b product sales. As part of the agreement, Schering agreed to supply to the Company, at no charge, a quantity of interferon alpha-2b for use in the Company’s Topical Interferon Alpha-2b approved development program. The Company may require additional interferon alpha-2b beyond this quantity, which will require Schering’s written approval. In 2009, Schering became a subsidiary of Merck & Co. Inc., following Merck’s merger with former parent company Schering-Plough Corporation. A more detailed description of this agreement can be found in the Company’s fiscal 2010 Form 20-F.

Topical Interferon Alpha-2b (low-grade cervical lesion therapeutic indication, formerly referred to as “LSIL” or low-grade cervical dysplasia)
Helix achieved positive results in 2007 from a Phase II clinical study of Topical Interferon Alpha-2b in women with potentially precancerous low-grade squamous intraepithelial lesions (“LSIL”). Summary results of this study, some of which have been updated, are reported in Helix’s fiscal 2010 Form 20-F. Following this study, Helix conducted a Phase II pharmacokinetic study in 14 women with low-grade CIN 1 or CIN 2 cervical lesions on colposcopic directed biopsy. On October 21, 2010, Helix announced positive efficacy and safety findings from the study. Using colposcopic directed biopsy to determine the treatment’s effectiveness, 71.4% of the women in the study no longer had potentially pre-cancerous, low-grade lesions known as cervical intraepithelial neoplasia grade 1 or 2 (CIN 1 or CIN 2) following treatment. Colposcopic directed biopsy is generally considered the leading method for diagnosing potential cervical precancer today. In addition, Topical Interferon Alpha-2b demonstrated an excellent safety profile, with no significant local intolerance findings and no serious adverse events.

Having successfully completed the pharmacokinetic study, Helix plans to progress to randomized, placebo-controlled double-blind trials to evaluate the product in an expanded patient population in patients with low-grade cervical lesions (CIN 1 or CIN2). Helix wishes to perform two parallel pivotal efficacy trials, one in the U.S. as a Phase II/III trial and another one in Europe as a confirmatory Phase III trial, requiring approximately 500 patients per trial over an estimated two-year duration for each trial, in order to support marketing authorizations. On October 19, 2010, Helix announced it had filed its IND with the FDA for the planned U.S. Phase II/III trial and provided further particulars of its proposed trial design in such announcement. On November 19, 2010, Helix provided a status update on this IND application, indicating that it had been placed on “clinical hold” by the FDA pending submission of satisfactory additional product analytical information by Helix. The Company is currently in the process of executing a work plan to address the FDA’s requirements as quickly as possible. One of the requirements is to extend the duration of product stability data, which is actively ongoing. The Company has estimated that it will file its full response to the FDA in or around summer 2011. Helix is also continuing its activities toward filing its European Phase III trial CTA, which it currently estimates will occur at about the same time as it files its full response to the FDA. Helix plans that the results of its U.S. Phase II/III trial and the results of its European Phase III trial, if successful, will be submitted together in order to seek U.S. and European marketing authorizations for the product for this indication. Helix intends to conduct the European trial at centers in Germany and Austria, and has completed a scientific advice meeting with the German regulatory authority, at which Helix obtained guidance concerning the Phase III CTA preparation and submission requirements for Topical Interferon Alpha-2b.

In addition to needing regulatory approvals and sufficient financing to conduct the proposed U.S. and European trials, the Company also requires strategic partner support prior to proceeding with the trials. If the Company receives regulatory approval for either its proposed U.S. Phase II/III trial or its proposed European Phase III trial, the Company will not be able to go ahead with the trials without sufficient funding beyond the Company’s current capital resources and strategic partner support. Regulatory approval, raising of

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sufficient capital or securing suitable strategic partner support are not assured. Obtaining strategic partner support may also involve revising our agreement with Schering, which will require their consent. Helix is postponing hiring the necessary contract research organizations and study support resources to execute the proposed U.S. Phase II/III and European Phase III trials until after the necessary regulatory approvals, financing and strategic partner support are obtained. Accordingly, the Company does not currently have an estimated timeline for commencement or completion of these trials.

Topical Interferon Alpha-2b (ano-genital warts (“AGW”))
Helix has also investigated the use of Topical Interferon Alpha-2b for the treatment of patients with ano-gential warts. In fiscal 2010, the Company completed a Phase II clinical trial for this indication, at multiple centers in Sweden and Germany. Topical Interferon Alpha-2b showed no statistically significant treatment effects between the treatment and the placebo groups. Topical Interferon Alpha-2b was, however, very well tolerated. Local skin reactions (e.g., itching, burning or pain) in both groups were mostly absent or mild, and there were no treatment-related serious adverse events, which was consistent with previous clinical findings with Topical Interferon Alpha-2b. The Company has not yet determined its next steps forward for this indication, if applicable.

Topical Interferon Alpha-2b (other indications)
In addition to the use of Topical Interferon Alpha-2b as a treatment for HPV-induced cervical lesions, we believe that there is potential to develop the product for additional indications. However, the Company is not allocating resources to evaluating other potential clinical indications at this time.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the accounting policies outlined in the Company’s consolidated financial statements for the year ended July 31, 2010. The unaudited interim consolidated financial statements and related notes should be read in conjunction with the Company’s consolidated financial statements for the year ended July 31, 2010. When necessary, the unaudited interim consolidated financial statements include amounts based on informed estimates and the best judgments of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

Use of estimates and assumptions
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of estimates include research and development tax credits associated with research and development expenditures, the determination of fair value of stock options granted for estimating stock-based compensation, the allocation of proceeds to share purchase warrants, as well as in determining the allowance for doubtful accounts, provisions for obsolete inventory, estimates related to the determination of useful lives and assessment of impairment of long-lived assets such as capital assets, the determination of valuation allowance of future tax assets and certain accrued liabilities. In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. Actual results could differ from these estimates.

Stock-based Compensation
The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” (“Section 3870”). Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees and to employee awards that are direct awards of stock, which call for settlement in cash or other assets, or are appreciation rights that call for settlement by the issuance of equity instruments. The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options’ vesting period for employee awards and the service period for non-employee awards. Forfeitures are accounted for as they occur.

Impairment of Long-Lived Assets
The Company’s long-lived assets include capital assets and intangible assets with finite lives. The Company uses the two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines whether there is an impairment while the second measures the amount of the impairment. An impairment loss is identified

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when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recorded an impairment charge during the year ended July 31, 2010 of $nil (2009 – $98,000). The impairment charge in fiscal 2009 relates to intellectual property.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

RESULTS FROM OPERATIONS
Three and nine month periods ended April 30, 2011 compared to the same period in the previous year

Loss for the period
The Company recorded a loss of $2,939,000 and $8,733,000, respectively for the three and nine month periods ended April 30, 2011 for a loss per common share of $0.05 and $0.14, respectively. In the comparative three and nine month periods ended April 30, 2010, the Company recorded a loss of $4,200,000 and $11,348,000, respectively for the three and nine month periods ended April 30, 2010 for a loss per common share of $0.07 and $0.19, respectively.

Revenues
Revenues totaled $1,089,000 and $3,482,000 respectively for the three and nine month periods ended April 30, 2011 and represent a decrease of $25,000 (2.2%) and an increase of $227,000 (7.0%) when compared to the three and nine month periods ended April 30, 2010.

Product revenue totaled $1,089,000 and $3,356,000 respectively for the three and nine month periods ended April 30, 2011 and represents an increase of $156,000 (16.7%) and $508,000 (17.8%) when compared to the three and nine month periods ended April 30, 2010. For the three month period ended April 30, 2011, product revenue was higher for all products. For the nine month period ended April 30, 2011, with the exception of Normacol®, product revenue for all products was higher when compared to the nine months ended April 30, 2010.

License fees and royalties totaled $nil and $126,000 respectively for the three and nine month periods ended April 30, 2011 and represent a decrease of $181,000 (100%) and $281,000 (69.0%) when compared to the three and nine month periods ended April 30, 2010. Due to the December 1, 2010 sale and license to Helsinn of certain international Klean-Prep™ rights (see “Overview” above), license fees and royalties were down over the same periods in the previous year as the sale occurred prior to the end of the second quarter of Fiscal 2011 and Helix no longer earns royalty revenue associated with Klean-Prep™. Until December 1, 2010, the Company received royalty payments from Helsinn relating to its license of the Company’s Klean-Prep™ technology. On December 1, 2010 the Company entered into an agreement to assign certain international Klean-Prep™ rights to Helsinn.

Cost of sales and margins
Cost of sales totaled $436,000 and $1,226,000 respectively for the three and nine month periods ended April 30, 2011 (three and nine month periods ended April 30, 2010 were $400,000 and $1,279,000 respectively). As a percentage of product revenues, cost of sales were 40.0% and 36.5% for the three and nine month periods ended April 30, 2011 (three and nine month periods ended April 30, 2010 were 42.9% and 44.9% respectively). Products for sale are purchased in U.S dollars and Euros. The decrease in cost of sales reflects the appreciation of the Canadian dollar versus both the U.S dollar and Euro and for the first two quarters of Fiscal 2011, goods sold with a cost base of zero.

Research and development
Research and development costs for the three and nine month periods ended April 30, 2011 totaled $1,734,000 and $6,346,000 respectively (three and nine month periods ended April 30, 2010 were $3,142,000 and $8,402,000 respectively).

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Topical Interferon Alpha-2b research and development costs for the three and nine month periods ended April 30, 2011 totaled $641,000 and $2,457,000 respectively (three and nine month periods ended April 30, 2010 were $1,544,000 and $4,431,000 respectively). Lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b clinical programs having been completed and the Company is concentrating its efforts on resolving the FDA clinical hold associated with its application to conduct a U.S. Phase II/III IND trial for low-grade cervical lesions.

DOS47 research and development costs for the three and nine month periods ended April 30, 2011 totaled $1,093,000 and $3,889,000 respectively (three and nine month periods ended April 30, 2010 were $1,598,000 and $3,971,000 respectively). The L-DOS47 research and development expenditures reflect collaborative scientific research and clinical research expenditures associated with the applications for a Phase I IND in the U.S. and a Polish Phase I/II CTA filing. In the quarter, the Company received approval for its IND application from the FDA and filed its application with Polish authorities.

Operating, general and administration
Operating, general and administration expenses for the three and nine month periods ended April 30, 2011 totaled $1,188,000 and $3,305,000 respectively (three and nine month periods ended April 30, 2010 were $779,000 and $2,225,000 respectively). The increase in operating, general and administration expenditures is the result of higher investor relation fees and associated costs to increase the Company’s visibility and awareness in the U.S. capital markets, higher accounting and legal fees and additional stock exchange listing fees for both the Toronto and NYSE Amex stock exchanges.

Sales and marketing
Sales and marketing expenses for the three and nine month periods ended April 30, 2011 totaled $254,000 and $801,000 respectively (three and nine month periods ended April 30, 2010 were $303,000 and $862,000 respectively). The Company incurred lower marketing and promotion activities associated with the Canadian product launch of Monovisc™, which occurred during the first quarter of fiscal 2010.

Amortization of capital assets
Amortization of capital assets for the three and nine month periods ended April 30, 2011 totaled $103,000 and $315,000 respectively (three and nine month periods ended April 30, 2010 were $112,000 and $317,000 respectively).

Stock-based compensation
Stock-based compensation expense for the three and nine month periods ended April 30, 2011 totaled $321,000 and $1,351,000 respectively (three and nine month periods ended April 30, 2010 were $251,000 and $1,016,000 respectively). The stock-based compensation expense in fiscal 2011 relates to the ongoing amortization of compensation costs of stock options granted on August 17, 2010, December 14, 2009 and December 17, 2008, over their vesting period.

Interest income
Interest income for the three and nine month periods ended April 30, 2011 totaled $45,000 and $139,000 respectively (three and nine month periods ended April 30, 2010 were $13,000 and $37,000 respectively). The increase in interest income in fiscal 2011 reflects higher cash balances and higher interest rates earned on deposits.

Foreign exchange gain/loss
Foreign exchange for the three and nine month periods ended April 30, 2011 reflects losses of $37,000 and $10,000 respectively (three and nine month periods ended April 30, 2010 reflect losses of $326,000 and $514,000, respectively). Foreign exchange gains and losses are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland and any excess net assets/liabilities denominated in either Euros or US Dollars.

Gain on sale of license
Effective December 1, 2010, the Company sold to Helsinn certain world-wide rights to Klean-Prep™ excluding the U.S. and Canada, for 1 million Euros, and realized a gain of $1,336,000 in the second quarter of fiscal 2011.

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Income taxes
Income tax expense for the three and nine month periods ended April 30, 2011 totaled $nil and $336,000 respectively (three and nine month periods ended April 30, 2010 were $14,000 and $25,000 respectively). The increase is attributable to the taxes payable as a result of the sale of certain international Klean-Prep™ rights to Helsinn. All income taxes are attributable to the Company’s operations in Ireland.

CASH FLOW

Operating activities
Cash used in operating activities for the three and nine month periods ended April 30, 2011 totaled $2,658,000 and $6,615,000 respectively, including a net loss of $2,939,000 and $8,733,000 respectively. Cash used in operating activities for the three and nine month periods ended April 30, 2010 totaled $3,702,000 and $9,148,000 respectively, including a net loss of $4,200,000 and $11,348,000 respectively.

Significant adjustments for the three and nine month periods ended April 30, 2011 include amortization of capital assets of $103,000 and $315,000 respectively (2010 – $112,000 and $317,000), deferred lease credits of $(6,000) and $(18,000) (2010 – $(6,000) and $(19,000)), stock-based compensation related to earlier stock option grants of $321,000 and $1,351,000 respectively (2010 – $251,000 and $1,016,000), foreign exchange losses of $37,000 and $10,000 respectively (2010 – foreign exchange losses of $326,000 and $514,000) and changes in non-cash working capital balances related to operations of $(174,000) and $460,000 (2010 – $(185,000) and $372,000).

Financing activities
Financing activities for the three and nine month periods ended April 30, 2011 totaled $5,962,000 and $15,423,000 respectively (three and nine month periods ended April 30, 2010 were $140,000 and $11,737,000 respectively). For fiscal 2011, financing activities mainly reflect the net proceeds from three private placements. In addition, proceeds from the exercise of stocks for the three and nine months ended April 30, 2011 totaled $26,000 and $30,000, respectively (three and nine month periods ended April 30, 2010 were $140,000 for both periods).

Investing activities
Use of cash in investing activities for the three and nine month periods ended April 30, 2011 totaled $33,000 and $113,000 respectively (three and nine month periods ended April 30, 2010 were $104,000 and $588,000 respectively) and represents capital acquisitions in both fiscal periods. An additional amount of up to $400,000 in capital acquisitions will be committed by the Company over the subsequent two quarters in support of the Company’s DOS47 program.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from proceeds received upon the sale of equity securities and, to a lesser extent, the exercise of warrants and stock options, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as capital market conditions and availability.

At April 30, 2011, the Company had cash and cash equivalents totaling $21,810,000 (July 31, 2010 – $13,125,000). The increase in cash and cash equivalents in fiscal 2011 is the result of three private placements in fiscal 2011.

The first private placement was completed on August 6, 2010 where the Company issued 4,530,000 units at $2.43 per unit, for net proceeds of $9,457,000. Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $3.40 until 5pm (Toronto time) on August 5, 2013.

The second private placement was completed on March 28, 2011, where the Company issued 1,652,719 units at $2.39 per unit, for gross proceeds of $3,949,998. Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $3.35 until March 27, 2016.

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The third private placement was completed March 30, 2011, where the Company issued 918,365 units at $2.39 per unit, for gross proceeds of $2,194,892. Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $3.35 until March 29, 2016.

The total number of common shares issued and outstanding as at April 30, 2011 was 67,094,335 (July 31, 2010 – 59,975,335).

The Company estimates it has sufficient capital and liquidity to finance current operations through at least the next twelve months. During that time, the Company plans to initiate clinical studies for L-DOS47, pending regulatory approval, however, the Company does not have sufficient capital to complete the planned clinical studies. The Company is also planning initiatives to remove the clinical hold status placed by the FDA on the Company’s U.S. Phase II/III IND filing for Topical Interferon Alpha2-b and activities associated with filing a European Phase III trial CTA for Topical Interferon Alpha2-b.

Based on the Company’s currently planned expenditures, expected revenue and assuming no unanticipated expenses, the Company estimates that its cash reserves will be sufficient to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months. However, the Company does not have enough cash to complete the clinical trials. The Company will therefore continue to seek additional funding to carry out its business plan and to minimize, to the best of its ability the risks to its operations. Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the global economic downturn and credit crisis have added further challenges. There can be no assurance that additional funding by way of equity financing will be available. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available. The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. It may also have a material adverse effect on the Company’s ability to continue as a going concern.

OUTSTANDING SHARE DATA

As at April 30, 2011, the Company had outstanding 67,094,335 common shares; warrants to purchase up to 17,126,084 common shares; and 4,560,584 incentive stock options to purchase up to 4,560,584 common shares.

SELECTED FINANCIAL INFORMATION

Summary of Quarterly Financial Information
The following table summarizes the Company’s unaudited quarterly consolidated financial information for each of the last eight quarters, all of which cover periods of three months. This data has been derived from the unaudited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in the Company’s opinion, includes all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

(thousand $, except for per share data)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2011	2011	2011	2010	2010	2010	2010	2009

Revenue	$ 1,089	$ 1,188	$ 1,205	$ 1,179	$ 1,114	$ 1,121	$ 1,020	$ 935

Loss in the period	(2,939)	(2,231)	(3,563)	(3,121)	(4,200)	(3,675)	(3,473)	(3,395)

Loss per share: - basic & fully diluted	(0.05)	(0.03)	(0.06)	(0.07)	(0.07)	(0.06)	(0.06)	(0.06)

Cash used in operating activities	(2,658)	(874)	(3,083)	(3,045)	(3,702)	(3,098)	(2,348)	(4,728)

Total assets	25,641	22,884	24,368	18,114	20,343	24,118	28,282	19,319

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The Company has generated revenues principally from two sources: product sales, and license fees and royalties.

Product revenue has been increasing steadily over the last eight quarters, particularly for Klean-Prep™, Monovisc® and Orthovisc®. With the exception of the second quarter of fiscal 2011, license fees and royalty revenues have remained relatively consistent over the previous seven fiscal quarters. Effective December 1, 2010, the Company transferred the licensed rights to Helsinn, and as a result, Helix no longer earns royalty revenue associated with Klean-Prep™. The Company projects future product revenue to remain relatively stable and consistent with revenues in Q3 2011.

Up to and including the third quarter of fiscal 2011, losses remained range bound between $2,231,000 and $4,200,000. The Company had a lower loss for the second quarter of fiscal 2011 resulting from the gain realized on Helix’s sale of certain international Klean-Prep™ rights to Helsinn. The Company recognized a gain on the sale of approximately $1,003,000 net of tax. The Company incurred various one time costs in the third quarter of fiscal 2009 associated with the Form 20-F registration statement which was filed with the SEC. The Company also incurred various one-time costs in the first and second quarters of fiscal 2011 associated with the filing of a base shelf prospectus with the Ontario Securities Commission and related registration statement with the SEC and the Company’s listing on the NYSE Amex. In addition, the Company incurs research and development expenses which fluctuate on a quarter by quarter basis depending on the stages of development associated with the Company’s drug product candidates.

Contractual obligations
Since the end of the Company’s 2010 fiscal year on July 31, 2010, there have been no material changes that are outside the Company’s ordinary course of business with respect to contractual obligations. For a description of the Company’s contractual obligations as at July 31, 2010, please refer to the MD&A included in the Company’s 2010 annual report, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements.

Financial instruments
The carrying amounts of cash and cash equivalents approximate fair value due to their short-term maturities. Financial instruments potentially exposing the Company to concentrations of credit risk consist of accounts receivable, which are limited to a large international pharmaceutical company and Canadian pharmaceutical wholesalers and pharmacies. The Company adopts credit policies and standards to monitor the evolving health care industry. Management is of the opinion that any risk of credit loss is significantly reduced due to the financial strength of the Company’s major customers. Cash and cash equivalents at times included investments in certain instruments of varying short-term maturities. Consequently, the Company, at times, may be exposed to interest rate risk as a result of holding investments of varying maturities. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the Canadian dollar. The majority of the Company’s revenues are transacted in Canadian dollars, with a portion denominated, until the third quarter of fiscal 2011, in Euros and a portion denominated to a lesser extent, in U.S. dollars. Purchases of inventory are primarily transacted in both Euros and U.S. dollars while other expenses, consisting of the majority of salaries, operating costs and overhead are incurred primarily in Canadian dollars. Research and development expenditures are incurred in Euros, Canadian and U.S. dollars, with the majority in Euros. The Company maintains net monetary asset and/or liability balances in foreign currencies and does not engage in currency hedging activities using financial instruments.

Related party transactions
Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Cawkell Brodie Glaister LLP is legal counsel to the Company. Kenneth A. Cawkell, a director of the Company is a partner of Cawkell Brodie Glaister LLP.

In the first quarter of fiscal 2009, the Company signed a manufacturing service agreement, to fill-finish L-DOS47, with Cangene bioPharma Inc., a subsidiary of Cangene Corporation. Jack Kay, a director of the Company is also a director of Cangene Corporation and President of Apotex Inc.

On March 28, 2011, Helix issued, by way of private placement, a total of 1,652,719 units at $2.39 per unit for gross proceeds of $3,949,998. Jack Kay, a director of the Company, and his wife acquired 209,205 units and a related party, the Kay Family Charitable Foundation, of which Mr. Kay is a trustee, acquired an additional 209,205 units.

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The Company has the following related party transactions:

(thousand $)	For the three months ended April 30		For the nine months ended April 30
	2011	2010	2011	2010

Legal fees to Cawkell Brodie Glaister LLP	138	50	357	227

Contract fill finish services with Cangene bioPharma Inc.	-	11	169	161

Private placement with a director of the Company	1,000	-	1,000	-

NEW CANADIAN ACCOUNTING STANDARDS AND PRONOUCEMENTS

The unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended July 31, 2010 except for the following recently adopted accounting standards and pronouncements, which have been adopted effective August 1, 2010.

Recently adopted

Multiple deliverable revenue arrangements
In December 2009, the Emerging Issues Committee (“EIC”) issued a new abstract “Multiple Deliverable Revenue Arrangements” (“EIC-175”), which amended EIC-142 “Revenue Arrangements with Multiple Deliverables” (“EIC-142”). This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC-175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The EIC was early adopted on August 1, 2010 on a prospective basis. The adoption of EIC-175 did not have a material impact on the Company’s consolidated financial statements.

Not yet adopted

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. IFRS uses a conceptual framework similar to Canadian GAAP, though certain differences could have a significant impact on recognition, measurement and disclosures on the Company’s unaudited interim consolidated financial statements.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. At this date, publicly accountable entities will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The Company's first annual IFRS financial statements will be for the fiscal year ending July 31, 2012 and will include the comparative period of fiscal 2011. The Company’s first interim quarterly filing under IFRS will be for the quarter ending October 31, 2011 and will include IFRS comparative figures for the quarter ending October 31, 2010 along with the August 1, 2010 opening balance sheet.

The Company prepared a transition plan from the current Canadian GAAP to IFRS which focused on three stages: a scoping and diagnostic assessment stage to identify key areas that may be impacted by the transition; an impact analysis, evaluation and design phase followed by an implementation/review phase.

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In fiscal 2010, the Company performed an impact analysis with respect to IFRS 1 “First Time Adoption of International Financial Reporting Standards” and analyzed other Canadian GAAP to IFRS differences pertinent to the Company. Eight draft position papers have been prepared for those areas most expected to impact the Company during its conversion to IFRS, which include: IFRS – First Time Adoptions of IFRS; revenue recognition; share-based payments; functional currency; income taxes; property and equipment (including research and development costs); impairment of assets; and leases.

In fiscal 2011, the Company expects to finalize the elections under IFRS 1, disclose its accounting policy choices, conclude on financial statement presentations and disclosures, quantify the impact of any changes to the unaudited interim consolidated financial statements and assess internal controls over financial reporting, disclosure controls and procedures in preparation for the 2012 conversion.

In the period leading up to the changeover, the AcSB is expected to continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and as a result, the final impact of IFRS on the Company's unaudited interim consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

Business combinations, non-controlling interests and unaudited interim consolidated statements
In January 2009, the CICA issued Handbook Section 1582, Business Combinations ("Section 1582"), to replace Handbook Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Handbook Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, Consolidated and Separate Financial Statements; and Handbook Section 1601, Consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of unaudited interim consolidated financial statements, replacing Handbook Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011; however, earlier adoption is permitted if all sections are adopted together.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting during the quarter ended April 30, 2011 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Helix is subject to risks, events and uncertainties, or “risk factors”, associated with being both a publicly traded company operating in the biopharmaceutical industry, and as an enterprise with several projects in the research and development stage. As a result of these risk factors, reported information and forward-looking statements may not necessarily be indicative of future operating results or of future financial position, and actual results may vary from the forward-looking statements or reported information. The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause future results or financial position to differ materially from either those reported or those projected in any forward-looking statement. Accordingly, reported financial information and forward-looking statements should not be relied upon as a prediction of future actual results. Some of the risks and uncertainties affecting the Company, its business, operations and results which could cause actual results to differ materially from those reported or from forward-looking statements include, either wholly or in part, those described elsewhere in this MD&A, as well as the following:

The Company has a history of losses and expects to continue to incur additional losses for the foreseeable future.

Helix’s primary focus is on the research and development of pharmaceutical product candidates, which requires the expenditure of significant amounts of cash over a relatively long time period. The Company’s cash flows from its distribution and licensing activities do not, and are not expected to provide sufficient income to fully fund the Company’s research and development expenditures. The Company has a history of losses, and expects to continue to incur losses for the foreseeable future. The Company’s cumulative deficit as at April 30, 2011 was $95,996,000. There can be no assurance that the Company will ever record any earnings.

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Need for additional funding.

Helix has no sources of external liquidity, such as a bank loan or line of credit.

Based on the Company’s currently planned expenditures, expected revenue and assuming no unanticipated expenses, the Company estimates that its cash reserves will be sufficient to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months. However, the Company does not have enough cash to complete the clinical trials. The Company will therefore need future additional financing. There is also the risk that the Company may incur unanticipated expenses or unanticipated reductions in revenue, or both, which could accelerate the Company’s need for additional funding.

The market for both debt and equity financings for companies such as Helix has always been challenging, and the global economic downturn and credit crisis have added further challenges. There are no assurances that a financing, whether debt or equity, will be available on acceptable terms or at all. If the Company does not obtain financing on a timely basis, then the Company may have to reduce or delay one or more of its planned research, development and marketing programs, including, without limitation, terminating any clinical trials underway and reducing related overhead. Any of the foregoing reductions or terminations could impair the Company’s current and future value. It may also have a material adverse effect on the Company’s ability to continue as a going concern. Any additional equity financing, if obtained, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any such alternative sources of funding will be available.

The Company’s current focus is on its two drug candidates and the Company may change its focus.

Currently, the Company is focusing its efforts and resources on its two lead drug candidates. Commercial success of either candidate is not assured. If either drug candidate does not achieve commercial success, the Company’s business and prospects could be materially adversely affected. In addition, the Company could change its focus or pursue other development activities, the commercial success of which may also not be assured.

Competition and technological change.

The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. Helix faces competition from pharmaceutical companies, biotechnology companies and universities. This competition is intense and expected to increase.

Many competitors and potential competitors of the Company have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company. Developments by others may render the Company’s products and/or technologies non-competitive, and the Company may not be able to keep pace with technological developments or its competition.

The Company is conducting early stage research and development initiatives for products under development which may not be accepted by the market and may never generate revenue and the Company has limited sales, marketing and distribution experience.

The Company is conducting early stage research and development initiatives and is currently in the process of developing new products that will require further time consuming and costly research and development. It will be a number of years, if ever, before its products in development begin to generate revenues, if at all. There can be no assurance that either L-DOS47 or Topical Interferon Alpha-2b will ever be successfully developed or commercialized.

Even with regulatory approval, the Company may not achieve market acceptance, which depends on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of the Company’s products, and their potential advantage over alternative treatment methods. There is also the risk that the actual market size or opportunity for Helix’s drug candidates is not certain. Failure to gain market acceptance of either of the Company’s products currently under development or an incorrect estimate in the nature and size of their respective markets could have a material adverse effect on the Company.

The Company has limited sales, marketing and distribution experience, and there is no assurance that the Company will be able to establish adequate sales, marketing, and distribution capabilities or make arrangements with any collaborators, strategic partners, licensees, or others to perform such activities, or that such efforts will be successful.

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The timing of our internal goals may not be met, and it is uncertain whether the necessary regulatory filings will be compiled or submitted for the drug candidates as planned or at all and whether Helix will be permitted to undertake the necessary clinical testing or will obtain other necessary regulatory approvals.

The Company sets internal goals for and makes public statements regarding its expected timing of meeting the objectives material to its success, including the filing of a CTA and additional IND information for Topical Interferon Alpha-2b, commencement and completion of clinical trials and anticipated regulatory approvals. The actual timing of these forward-looking events can vary dramatically due to a number of factors, including, without limitation, delays in scaling-up of drug product candidates, delays or failures in clinical trials, additional data requirements from the regulators, the Company obtaining the required financing, and other risks referred to herein.

Without limiting the generality of the foregoing, it is possible that the planned future CTA filing or additional IND information filing will never be made for Topical Interferon Alpha-2b, or the appropriate regulatory filings will never be made for any other products the Company attempts to develop. It is also possible that required regulatory approvals may be delayed or denied, including those related to undertaking clinical trials, manufacturing of drug products, and marketing. In November, 2010, the FDA placed the Company’s IND filing of Topical Interferon Alpha-2b on “clinical hold”, pending the submission and acceptance of further product analytical information. There can be no assurance that the CTA or additional FDA filing will be made within the time frame expected by the Company or at all, or that the CTA or IND will be approved. Failure to obtain such approval would have a material adverse effect on the Company. There can also be no assurance that the Company’s CTA for the Polish trial of L-DOS47 will be approved in a timely fashion or at all, which would have a material adverse effect on the Company.

The Company has expressed certain estimated timelines for its planned U.S. Phase I and Polish Phase I//II studies for L-DOS47. These timelines are contingent on the Company having adequate financing to complete the studies and the assumption that the studies will be completed according to the current schedules. A failure to obtain necessary financing or a change in the schedule of the trials could delay their completion, which could have a material adverse effect on the Company.

Intellectual property risks, including the loss of patent protection, the potential termination of licences, the inability to protect proprietary property, and possible claims of infringement against the Company or against a third-party from whom the Company licenses intellectual property.

The Company cannot predict the enforceability of its patents or its ability to maintain trade secrets that may not be protected by patents. Patent risks include the fact that patent applications may not result in issued patents, issued patents may be circumvented, challenged, invalidated or insufficiently broad to protect our products and technologies; blocking patents by third parties could prevent us from using our patented technology; it may be difficult to enforce patent rights, particularly in countries that do not have adequate legal enforcement mechanisms; and any upcoming expiry of an issued patent, including without limitation, the expiry in 2013 of three patents issued in respect of Topical Interferon Alpha-2b, may negatively impact the further development or commercialization of the underlying technology.

To protect trade secrets the Company enters into confidentiality undertakings with parties that have access to it, such as our current and prospective distributors, collaborators, employees and consultants, but a party may breach the undertakings and disclose our confidential information or our competitors might learn of the information in some other way, which could have a material adverse effect on the Company.

Helix uses processes, technology, products, or information, the rights to certain of which are owned by others, such as a license from the NRC of the lung antibody used by the Company for L-DOS47. Termination or expiry of any licenses or rights during critical periods, and an inability to obtain them on commercially favourable terms or at all could have a material adverse effect on the Company and its drug candidates’ development.

Finally, Helix operates in an industry that experiences substantial litigation involving the manufacture, use and sale of new products that are the subject of conflicting proprietary rights. Helix or one or more of its licensors may be subject to a claim of infringement of proprietary rights by a third party. It is possible that the Company’s products and technologies do infringe the rights of third parties, and the Company or such licensor could incur significant expenses in defending allegations of infringement of proprietary rights, even if there is no infringement. Further, the Company or such licensors may be required to modify its products or obtain licenses for intellectual property rights as a result of any alleged proprietary infringement. The inability to modify products or obtain licenses on commercially reasonable terms, in a timely manner or at all, could adversely affect the Company’s business.

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Research and development risks, including the need to prove Helix’s drug candidates are safe and effective in clinical trials.

The Company’s drug candidates, L-DOS47 and Topical Interferon Alpha-2b, are complex compounds and the Company faces difficult challenges in connection with the manufacture of clinical batches of L-DOS47 or Topical Interferon Alpha-2b which could further delay or otherwise negatively affect the Company’s planned IND filings and clinical trials.

There is also the risk that we could obtain negative findings or factors that may become apparent during the course of research or development. The results from preclinical studies and clinical trials may not be totally predictive of results obtained in later clinical trials. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials and pre-clinical studies.

The timing and success of the Company’s clinical trials also depend on a number of factors, including, but not limited to, (i) sufficient patient enrollment, which may be affected by the incidence of the disease studied, the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for a patient to participate in the study and the rate of patient drop-out; (ii) regulatory agency policies regarding requirements for approval of a drug, including granting permission to undertake proposed human testing; (iii) Helix’s capacity to produce sufficient quantities and qualities of clinical trial materials to meet the trial schedule; and (iv) performance by third parties, on whom the Company relies to carry out its clinical trials.

Clinical trials are complex, expensive and uncertain, and have a high risk of failure, which can occur at any stage. Data obtained from pre-clinical and clinical studies may be interpreted in different ways, or be incorrectly reported, which could delay or prevent further development of the drug candidate studied. Failure to complete clinical trials successfully and to obtain successful results on a timely basis could have a material adverse effect on the Company.

Even if Helix’s drug candidates successfully complete the clinical trials and receive the regulatory approval necessary to market the drug candidates to the public, there is also the risk of unknown side effects, which may not appear until the drug candidates are on the market and may result in delay or denial of regulatory approval or withdrawal of previous approvals, product recalls or other adverse events, which could materially adversely affect the Company.

Helix is dependent on a number of third-parties and the failure or delay in the performance of one of these third-parties’ obligations may adversely affect us.

The Company is dependent on third parties to varying degrees in virtually all aspects of its business, including without limitation, on contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisers and others. Critical supplies may not be available from third parties on acceptable terms, including GMP grade materials, or at all, service providers may not perform, or continue to perform, as needed, or be available to provide the required services on acceptable terms or at all. Any lack of or interruption in supplies of raw materials or services, or any change in service providers or any inability to secure new service providers, would have an adverse impact on the development and commercialization of the Company’s products. Helix relies on BioVectra for its supply of urease, a key component of L-DOS47, as well as for the manufacture of L-DOS47 in bulk for clinical testing. It has previously experienced delays in the manufacturing of both engineering and clinical batches of L-DOS47, which have in turn caused delays in the progression of its development program, and there may be further delays. In the event the contract with BioVectra is terminated early, Helix will have to find a new supplier of urease, as well as a new manufacturer of bulk drug product for future clinical testing programs. There can be no assurance that a new supplier or manufacturer can be contracted in a timely manner or at all, and this could negatively impact the Company’s development plans for L-DOS47.

In the case of Topical Interferon Alpha-2b, the Company is currently dependent on Schering for its supply of interferon alpha-2b. Helix may require a further supply of interferon alpha-2b, beyond the amount originally agreed, to complete Topical Interferon Alpha-2b’s development program, and will require such further supply to commercialize it, should Schering not exercise its license option. There can be no assurance that Schering will supply the Company with any such additional interferon alpha-2b on acceptable terms or at all, or that the Company would be able to secure alternative supplies in a timely manner, on acceptable terms or at all. Even if alternative supplies can be arranged, there may be challenges from a regulatory perspective demonstrating adequately to the authorities that a new supplier’s raw material is considered interchangeable with Schering’s interferon alpha-2b. Helix is reliant on Schering for interferon alpha-2b, and if Schering does not continue its supply, the Company’s completion of development or commercialization of Topical Interferon Alpha-2b could be adversely affected.

In addition, because of the Company’s lack of financing, expertise, infrastructure and other resources to singularly support a new drug product from clinical development to marketing, Helix also requires strategic partner support to develop and commercialize its drug candidates. In the case of Topical Interferon Alpha-2b in order to be able to conduct its planned U.S. Phase II/III and European Phase III clinical trials, Helix has determined that it will need strategic partner support, which is not assured. This may include revising

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our agreement with Schering, requiring its consent. The Company will need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47. There can be no assurance that such strategic partner support will be obtained upon acceptable terms or at all.

With respect to L-DOS47, the Company is currently dependent on, in addition to third-party suppliers, manufacturers and consultants, the NRC and its license to the Company of a lung cancer antibody in order to develop and commercialize L-DOS47. Early termination of the license would have a material adverse effect on the further development of L-DOS47 and may require the cessation of such development, which would have a material adverse effect on the Company.

On December 1, 2010 the Company entered into an agreement to assign certain international Klean-Prep™ rights to Helsinn, as described under “Overview” above. There can be no assurance that the future transfer of the U.S. rights to Klean-Prep™ will occur in a timely manner or at all. The Company is also dependent on Helsinn for its supply of Klean-Prep™ for the Company’s distribution in Canada. The parties have entered into a new supply agreement, however there can be no assurance that the agreement will be performed or will not terminate early, in which event the Company would need to seek an alternative supply arrangement, which may not be available on acceptable terms or at all, and which may have a negative impact on the Company’s revenue. A substantial portion of the Company’s product distribution revenues is dependent on sales of product purchased from a single supplier. The termination of the supply arrangement, or non-performance by the other party thereto, would negatively impact the Company’s revenues. The Company signed an extension of its agreement with Anika Therapeutics Inc., its supplier of Orthovisc® and Monovisc™, extending the distribution agreement to 2014 and amending certain terms, including minimum sales targets. If there are any issues with the Company’s ability to obtain adequate supplies, including the possibility of the Company to fail to meet future sales targets, this could have a material adverse effect on the Company’s product revenue.

We rely heavily on contract manufacturers for the production of product required for our clinical studies, product formulation work, scaling-up experiments and commercial production. We may not be able to obtain new, or keep our current, contract manufacturers to provide these services. Even if we do, contract manufacturers may not be reliable in meeting our requirements for cost, quality, quantity or schedule, or the requirements of any regulatory agencies. We may not be able to manufacture products in quantities or qualities that would enable us to meet our business objectives, and failure to do so would materially adversely affect our business.

If we can successfully develop markets for our products, we would have to arrange for their scaled-up manufacture. There can be no assurance that we will, on a timely basis, be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for scaled-up commercial contract manufacturing. Any potential difficulties experienced by us in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on our business, financial condition, and results of operations.

The marketability of the Company’s products may be affected by delays and the inability to obtain necessary approvals, and following any market approval, the Company’s products will be subject to ongoing regulatory review and requirements which may continue to affect their marketability, including but not limited to regulatory review of drug pricing, healthcare reforms or the payment and reimbursement policies for drugs by the various insurers and other payors in the industry.

The research, development, manufacture and marketing of pharmaceutical products are subject to regulation by the U.S. FDA, and comparable regulatory authorities in other countries. These agencies and others regulate the testing, manufacture, safety and promotion of the Company’s products. We must receive applicable regulatory approval of a product candidate before it can be commercialized in any particular jurisdiction. Approval by a regulatory authority of one country does not ensure the approval by regulatory authorities of other countries. Changes in regulatory approval policies or regulations during the development period may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application, or may decide that our data are insufficient for approval, or require additional preclinical, clinical or other studies and place our IND submissions on hold for an indeterminate amount of time. This has already been demonstrated in the case of our Topical Interferon Alpha-2b IND submission to the FDA, which is currently on “clinical hold” pending submission and acceptance of additional product analytical information. The development and regulatory approval process in each jurisdiction takes many years, requires the expenditure of substantial resources, is uncertain and subject to delays, and can adversely affect the successful development and commercialization of our drug candidates.

Even if we obtain marketing approval in a particular jurisdiction, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements in that jurisdiction. Pharmaceutical companies are subject to various government regulations, including without limitation, requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future regulations.

The availability of reimbursement by governmental and other third-party payors, such as private insurance plans, will affect the market for any pharmaceutical product, and such payors tend to continually attempt to contain or reduce the costs of healthcare. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products.

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The Company operates in an industry that is more susceptible to legal proceedings, and in particular, liability claims.

The Company operates in a field whose firms are more susceptible to legal proceedings than firms in other industries, due to the uncertainty involved in the development of pharmaceuticals. Defense and prosecution of legal claims can be expensive and time consuming, and may adversely affect the Corporation regardless of the outcome due to the diversion of financial, management and other resources away from the Corporation’s primary operations. Negative judgments against the Company, even if the Company is planning to appeal such a decision, or even a settlement in a case, could negatively affect the cash reserves of the Company, and could have a material negative effect on the development of its drug products.

The Company may be exposed, in particular, to liability claims which are uninsured or not sufficiently insured, and any claims may adversely affect the Company’s ability to obtain insurance in the future or result in negative publicity regarding the efficacy of its products.

The sale of products in our distribution operations, the use of any of our unapproved products under development, the use of our products in clinical trials, and, if regulatory approval is received, the sale of such products, may expose us to liability claims which could materially adversely affect our business. We may not be able to maintain or obtain commercially reasonable product liability insurance for future products, and any claims under any insurance policies may adversely affect our ability to maintain existing policies or to obtain new insurance on existing or future products. Even with adequate insurance coverage, publicity associated with any such claim could adversely affect public opinion regarding the safety or efficacy of our products. As a result, any product liability claim or recall could materially adversely affect our business.

The Company is dependent upon key personnel.

The Company’s ability to continue its development of potential products depends on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. In addition, the Company does not carry key-man insurance on any individuals. If the Company loses and is unable to replace key personnel, its business could be negatively affected.

Indemnification obligations to our directors and senior management may adversely affect our finances.

We have entered into agreements pursuant to which we will indemnify our directors and senior management in respect of certain claims made against them while acting in their capacity as such. If we are called upon to perform our indemnity obligations, our finances will be adversely affected.

The Company’s finances may fluctuate based on foreign currency exchange rates.

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and U.S. dollar.

Dilution through exercise of stock options, warrants and future equity financings

To attract and retain key personnel, the Company has granted to its key employees, directors and consultants options to purchase common shares as non-cash incentives. In addition, the Company has a significant number of warrants to purchase common shares outstanding. Exercise of a significant number of such options and warrants may result in significant dilution of other stockholders of the Company.

As noted above, the Company needs additional funding and has historically turned to the equity markets to raise this funding. The future sale of equity and warrants may also result in significant dilution to the stockholders of the Company.

The Company’s business involves environmental risks that could result in accidental contamination, injury, and significant capital expenditures in order to comply with environmental laws and regulations.

The Company and its commercial collaborators are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of materials and certain waste products. Although the Company believes that its safety procedures comply with the regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The

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Company is not specifically insured with respect to this liability. The Company (or its collaborators) may be required to incur significant costs to comply with environmental laws and regulations in the future; and the operations, business or assets of the Company may be materially adversely affected by current or future environmental laws or regulations.

Risk Factors in other public filings

These and other risks and uncertainties are more fully described under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report, which are incorporated herein by reference, or identified in the Company’s other public filings with the Canadian Securities Administrators at www.sedar.com or with the SEC at www.sec.gov.

Dated June 7, 2011

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